[logo]
-------------------------------------------------------------------------------

                             N E W S   R E L E A S E

             TRANSCANADA CORPORATION ARRANGEMENT EFFECTIVE TODAY

CALGARY, Alberta - May 15, 2003 - (TSX: TRP) (NYSE: TRP) - TransCanada Corporation announced that the plan of arrangement to establish it as the parent company of TransCanada PipeLines Limited has received all necessary regulatory approvals and certificates making it effective today.

As of today, common shareholders of TransCanada PipeLines Limited have automatically become common shareholders of TransCanada Corporation. Each TransCanada PipeLines Limited common share is recognized as one TransCanada Corporation common share. TransCanada Corporation common shares are now publicly traded on the Toronto and New York stock exchanges under the symbol "TRP", the symbol historically used by TransCanada PipeLines Limited. Preferred shares in TransCanada PipeLines Limited are publicly traded under the new symbol "TCA".

The establishment of TransCanada Corporation will have no impact on TransCanada PipeLines Limited's day to day operations, services or obligations. The assets and liabilities of TransCanada PipeLines Limited remain with TransCanada PipeLines Limited. Debt holders and preferred shareholders of TransCanada PipeLines Limited continue to hold these securities in this company. TransCanada Corporation owns all of the outstanding common shares of TransCanada PipeLines Limited.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power - an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.












                          FORWARD LOOKING INFORMATION

CERTAIN INFORMATION IN THIS NEWS RELEASE IS FORWARD-LOOKING AND IS SUBJECT TO IMPORTANT RISKS AND UNCERTAINTIES. THE RESULTS OR EVENTS PREDICTED IN THIS INFORMATION MAY DIFFER FROM ACTUAL RESULTS OR EVENTS. FACTORS WHICH COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS, THE ABILITY OF TRANSCANADA TO SUCCESSFULLY IMPLEMENT ITS STRATEGIC INITIATIVES AND WHETHER SUCH STRATEGIC INITIATIVES WILL YIELD THE EXPECTED BENEFITS, THE AVAILABILITY AND PRICE OF ENERGY COMMODITIES, REGULATORY DECISIONS, COMPETITIVE FACTORS IN THE PIPELINE AND POWER INDUSTRY SECTORS, AND THE CURRENT ECONOMIC CONDITIONS IN NORTH AMERICA. FOR ADDITIONAL INFORMATION ON THESE AND OTHER FACTORS, SEE THE REPORTS FILED BY TRANSCANADA WITH CANADIAN SECURITIES REGULATORS AND WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. TRANSCANADA DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                  - 30 -


Media Inquiries:                Glenn Herchak/Hejdi Feick
        (403) 920-7877

Investor & Analyst Inquiries:   David Moneta/Debbie Persad
        (403) 920-7911